SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT No. 1 to
SCHEDULE TO
(Rule 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

DEALERTRACK HOLDINGS, INC.
(Name of Subject Company (Issuer) and Filing Persons (Offeror))

Common stock, $0.01 par value
(Title of Class of Securities)

242309102
(CUSIP Number of Class of Securities (Underlying Common Stock))

DealerTrack Holdings, Inc.
1111 Marcus Ave., Suite M04
Lake Success, NY 11042
(516) 734-3600
Attention: Corporate Secretary
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing persons)

Copies to:
Andrew J. Varner
O’Melveny & Myers LLP
Times Square Tower
7 Times Square
New York, NY 10036
(212) 326-2000
(212) 326-2061 (fax)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
17,084,890	$954

*Estimated solely for purposes of determining the filing fee. This amount assumes that options to purchase 904,441 shares of common stock of DealerTrack Holdings, Inc. having an aggregate value of $18.89 as of August 5, 2009, will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on a Black-Scholes option valuation model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $55.80 for each $1,000,000 of the value of this transaction.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$954	Filing Party:	DealerTrack Holdings, Inc.
Form of Registration No.:	005-81223	Date Filed:	August 7, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1

☑	issuer tender offer subject to Rule 13e-4

☐	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on August 7, 2009, relating to an offer by DealerTrack Holdings, Inc., a Delaware corporation (the “Company”), to certain of its employees (excluding executive officers and members of the Board of Directors), that have an exercise price per share greater than or equal to $22.82 (“Eligible Options”) for a lesser number of new options to purchase shares of the Company’s common stock with an exercise price equal to the closing price of the Company’s common stock on The Nasdaq Global Select Market on the date of grant (the “New Options”), subject to certain conditions (the “Exchange Offer”).

Amended Terms and Conditions of the Exchange Offer

For regulatory purposes, the Company has amended the terms and conditions of the Exchange Offer, as set forth in the Offer to Exchange Certain Outstanding Stock Options for New Stock Options, dated August 7, 2009 (the “Offer to Exchange”), filed as Exhibit (a)(1)(A) to the Schedule TO, as follows. The Offer to Exchange, as amended, is filed as Exhibit (a)(1)(A) herewith. The following amendments to the Offer to Exchange also apply to the other documents filed as exhibits to the Schedule TO, as amended, to the extent the original provisions of such other documents would conflict or be inconsistent with the Offer to Exchange, as amended.

1. Conditions of the Exchange Offer.  The section of the Offer to Exchange entitled “This Exchange Offer- Section 6, Conditions of This Exchange Offer” is revised as follows:

a. The phrase (in bullet point three of the Offer to Exchange, dated August 7, 2009) “A substantial decrease or increase in our stock price or significant volatility in the market price of our stock;” is deleted.

b. The phrase (in bullet point eight of the Offer to Exchange, dated August 7, 2009) “in our reasonable judgment any extraordinary or material adverse change in U.S. financial markets generally, including, an increase or decline of at least 15% in either the Dow Jones Industrial Average, the Nasdaq Composite Index or the Standard & Poor’s 500 Index from the date of commencement of this Exchange Offer;” is deleted.

c. The phrase (in bullet point 16 of the Offer to Exchange, dated August 7, 2009) “(see Section 2 of this document for a description of the contemplated benefits of this Exchange Offer to us); or” is deleted and replaced with “, which are (1) providing replacement stock options to Eligible Employees in order to incentivize and retain them and (2) achieving a reduction in our overhang (the number of outstanding options), in each case, in a manner that is accounting neutral (i.e., will not result in a significant incremental compensation expense for financial reporting purposes); or.”

d. The phrase (in bullet point 17 of the Offer to Exchange, dated August 7, 2009) “(see Section 2 of this document for a description of the contemplated benefits of this Exchange Offer to us)” is deleted and replaced with “(as set forth in the bullet point immediately above).”

2. Information Concerning Us; Financial Information.  The section of the Offer to Exchange entitled “This Exchange Offer — Section 9, Information Concerning Us; Financial Information” is revised as follows:

a. The Sections entitled “Book Value” and “Ratio of Earnings to Fixed Charges” has been removed and appears in Schedule B of the Offer to Exchange.

b. Schedule B, Selected Summarized Financial Information to the Offer to Exchange, is supplemented by adding “Consolidated Statements of Operations Data” and “Consolidated Balance Sheet Data.”

Amended Items of Schedule TO

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment No. 1 amends and restates only the items and exhibits to the Schedule TO that are being amended and restated, and unaffected items and exhibits are not included herein. This Amendment No. 1 should be read in conjunction with the Schedule TO.

Item 12.	Exhibits.

The Exhibit Index attached to this Tender Offer Statement on Schedule TO is incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment no. 1 to the Tender Offer Statement on Schedule TO is true, complete and correct.

DEALERTRACK HOLDINGS, INC.

/s/  Eric D. Jacobs
Eric D. Jacobs
Senior Vice President, Chief Financial and
Administrative Officer

Date: August 19, 2009

EXHIBIT INDEX

Exhibit No.	Description	Reference

(a)(1)(A)	Offer to Exchange Certain Outstanding Options for New Stock Options, dated August 7, 2009, as amended August 19, 2009	*
(a)(1)(B)	Form of Email Communication to Eligible Employees	(1)
(a)(1)(C)	Email Communication to Eligible Employees from Stock and Option Solutions	(1)
(a)(1)(D)	Email reminder to Eligible Employees	(1)
(a)(1)(E)	Election Form	(1)
(a)(1)(F)	Withdrawal Form	(1)
(a)(1)(G)	Form of Communication to Eligible Employees Confirming Decline of Offer	(1)
(a)(1)(H)	Form of Communication to Eligible Employees Confirming Receipt of Election	(1)
(a)(1)(I)	Exchange Offer Website Screen Shots	(1)
(a)(1)(J)	Stock Option Exchange Program Informational Presentation	(1)
(a)(1)(K)	Email Communication to Eligible Employees Regarding Amendment No. 1	*
(b)	Not applicable	—
(d)(1)	DealerTrack Holdings, Inc. Third Amended and Restated 2005 Incentive Award Plan, effective as of June 17, 2009	(2)
(d)(2)	Form of Non-Qualified Stock Option Agreement pursuant to the Third Amended and Restated 2005 Incentive Award Plan	(3)
(g)	Not applicable	—
(h)	Not applicable	—

*	Filed herewith.

(1)	Previously filed.

(2)	Incorporated herein by reference to Exhibit I to the Registrant’s Definitive Proxy Statement on Schedule 14A filed on May 13, 2009.

(3)	Incorporated herein by reference to the Registrant’s Quarterly Report on Form 10-Q filed May 12, 2006.